October 12, 2006

VIA EDGAR AND FEDEX

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Services Acquisition Corp. International Amendment No. 4 Proxy Statement on Schedule 14A Filed October 12, 2006 File No. 000-32552

Dear Mr. Reynolds:

On behalf of Services Acquisition Corp. International (the ‘‘Company’’ or ‘‘SACI’’), we respond as follows to the Staff’s legal comments dated August 24, 2006 relating to the above-captioned Proxy Statement. Captions and page references herein correspond to those set forth in Amendment No. 4 to the Proxy Statement, the enclosed copy of which has been marked with the changes from Amendment No. 3. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

Questions and Answers About the Proposals

1.	We note the statement that in the event the merger is not consummated, it is more likely than not that you will be forced to dissolve and liquidate and therefore it is more likely than not that the amount distributed to public shareholders will be less than $7.54. Please clarify the reason that it is more likely than not that the distribution amount will be less than the amount in the trust.

We have revised the text in accordance with the Staff’s request by adding the following disclosure: ‘‘Since not all third parties to which SACI has amounts due and owing have waived their rights to the amount held in the trust account and since any tax liabilities are not considered indemnified liabilities, any of these amounts not capable of being paid by the cash currently available outside of the trust account will be paid by the proceeds held in the trust account. See page 31 (risk factors) for a further discussion with respect to amounts payable from the trust account.’’ Please see page 4.

Summary Unaudited Pro Forma Condensed Consolidated Financial Information, page 17

2.	We note you added back the loss/gain on derivative liabilities to determine EBITDA. Per Item 10(e)(ii)(B) of Regulation S-K, you may not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years. Please revise accordingly.

We have revised the text in accordance with the Staff’s request. Please see page 18.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
October 12, 2006

Risk Factors, page 19

3.	We partially reissue prior comment ten of our letter dated July 25, 2006. Revise the subheading to risk factor 29 to clarify that the revolving line of credit is secured by substantially all of the assets of the company.

As discussed with the Staff, we have revised the text in accordance with the Staff’s request by adding the words ‘‘which is secured by substantially all of the assets of Jamba Juice Company’’ to such subheading. Please see page 27.

4.	We reissue prior comment 12 of our letter dated July 25, 2006. We continue to note the balances that are owed certain named vendors. Affirmatively state whether these balances are to be indemnified by your officers and directors.

We have revised the text in accordance with the Staff’s request by stating that our initial officers and directors ‘‘are obligated to indemnify the trust against any claims made by’’ the vendors listed in such risk factor. Please see page 31.

5.	We reissue prior comment 13 of our letter dated July 25, 2006. We note that the indemnification only appears to cover vendors. Please clearly state those claims that would not be covered and discuss any limitations upon the indemnification. Clarify whether there are currently any claims that the company is aware of that would not be covered by the indemnification. If so, name the party with the potential claim and the amount.

We have revised the text in accordance with the Staff’s request by stating that claims related to torts, securities litigation and tax liabilities would not be covered by the indemnification provided by SACI’s officers and directors. Additionally, we have clarified that, except for franchise and income tax liabilities, SACI is not aware of any claims that would not be covered by indemnification. Please see page 31.

Risks Relating to the SACI Business, page 29

6.	Please provide a risk factor discussing the potential impact of volatility in your income statement given the requirement to mark the warrants to fair value each period.

We have revised the text in accordance with the Staff’s request by adding the following requested risk factor:

‘‘Results of operations may be volatile as a result of the impact of fluctuations in the fair value of SACI's outstanding warrants from quarter to quarter.

SACI's outstanding warrants are classified as derivative liabilities and therefore, their fair values are recorded as derivative liabilities on SACI's balance sheet. Changes in the fair values of the warrants will result in adjustments to the amount of the recorded derivative liabilities and the corresponding gain or loss will be recorded in SACI's statement of operations. SACI is required to assess these fair values of its derivative liabilities each quarter and, as the value of the warrants is quite sensitive to changes in the market price of SACI's stock, among other things, fluctuations in such value could be substantial and could cause SACI's results to not meet the expectations of securities analysts and investors. Even if the merger is consummated, these fluctuations will continue to impact results of SACI’s operations, as described above, for as long as the warrants are outstanding.’’

We have also added language to the risk factor entitled ‘‘Jamba Juice Company’s quarterly operating results may fluctuate significantly .’’ Please see pages 32 and 23.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
October 12, 2006

SACI’s Reasons for the Merger and Recommendation of the SACI Board, page 45

7.	Provide the basis for the belief that there was at least one other offer to purchase Jamba Juice at a similar valuation or remove. Also, it appears that the prior offer did not result in consummation of that transaction; it is also unclear how this prior potential offer compares to this transaction, given the lack of facts and circumstances relating to that prior offer, and therefore it would appear such disclosure should be removed.

As discussed with the Staff, we have removed such disclosure.

8.	We note that management appears to have only considered general factors and made no specific determination relating to the valuation of the company. Please revise the disclosure to clearly disclose this and to also discuss any resultant limitations this may have upon the determination of the fairness of the transaction.

As discussed with the Staff, we have revised the text in accordance with the Staff’s request by adding the following language to our disclosure: ‘‘SACI's stockholders should note that in making the determination that the contemplated acquisition was a favorable one and one that met the requirement that the value of Jamba Juice Company exceeded 80% of the net asset value of SACI, SACI's management did not use all of the alternative valuation methods and analyses associated with traditional fairness opinions. SACI's stockholders should consider the foregoing in determining the extent to which they should rely on SACI's determinations.’’ Please see page 46.

9.	Please revise your discussion under ‘‘Possibility to reduce costs as a percentage of revenue...’’ on page 47 to better explain why Jamba ‘‘is positioned to increase profitability over the long term.’’

We have revised the text in accordance with the Staff’s request by adding the following language:

‘‘SACI’s board of directors believes Jamba Juice Company is positioned to increase profitability over the long term. With the additional capital to be provided through this transaction, Jamba Juice Company will have the capacity to increase its presence by building additional new stores. Part of Jamba Juice Company’s initial growth strategy is to increase store penetration in markets where it currently operates. As revenue increases through store development, Jamba Juice Company will be able to spread its corporate overhead across a larger revenue base, reduce freight costs through volume purchasing and procure products less expensively as it gains greater buying and negotiating power with raw material suppliers and distributors.’’ Please see page 47.

10.	Please disclose what ‘‘third party independent research’’ the company used to conclude that the smoothie market is growing and that Jamba is well positioned for future growth as disclosed on page 48.

As discussed with the Staff, we have removed such disclosure that previously appeared on page 48.

11.	On page 49 you compare your store growth potential to Starbucks and McDonalds. Given their more extensive product offerings, the greater cultural acceptance of their offerings, the seasonality of your offerings, and the relative size of their organizations, please explain how these comparisons are appropriate and why they are relevant to the current disclosure.

As discussed with the Staff, we have revised such disclosure. Please see page 48.

12.	On page 49, under ‘‘Comparable company and comparable transaction valuation metrics’’, you disclose that you concluded that the enterprise value of Jamba was within the range of the representative transactions you cited. For example, you state that ‘‘[t]he enterprise value of these companies as a multiple of (i) revenue ranged from 0.7 to 8.0 with an average of 2.8x ...’’ and conclude that Jamba fell within the range. Please disclose the actual point on the range where Jamba fell and compare it to the mean, and median of that range, if known. If not, explain how you made this determination. A similar discussion should be undertaken for EBITDA.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
October 12, 2006

We have revised the text in accordance with the Staff’s request by revising the language on page 49 and adding the following: ‘‘Applying these multiples to Jamba Juice Company’s unaudited results for the four most recent fiscal quarters ended January 10, 2006 resulted in enterprise values based on (a) revenue ranging from $166 million to $1.9 billion with an average of $665 million, and (b) EBITDA ranging from $216 million to $639 million with an average of $382 million, thereby helping the SACI board of directors to conclude that the $265 million enterprise value of Jamba Juice Company was within the range of values suggested by comparable companies and comparable transaction valuations.’’

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Jamba Juice Company, page 62

13.	We note that you have eliminated your reference to the California market in response to prior comment 23 from our letter dated July 25, 2006. Supplementally advise us of the same store sales grow rate for California. Also, provide your analysis as to why such information would not be material to investors.

California same store sales for fiscal 2006 were 3.3% for Company Stores and 3.1% for all stores.

In response to the Staff’s request, we are supplementally providing an analysis of California same store sales for the last three fiscal years. Please note, after closely reviewing same store sales results in California and upon consideration of comment number 23 in the Staff’s comment letter of July 25, 2006, management of Jamba Juice Company removed reference to California same store sales as such data is immaterial and for the reasons set forth below, may cause unnecessary investor confusion.

The foundation of management’s strategic business decisions are long-term macro-economic movements in same store sales, rather than same store sales for individual regions or states such as California. As described in the risk factors section of the Proxy Statement, Jamba Juice Company’s business is volatile and subject to variability based on weather. Management of Jamba Juice Company believes that California is a geographically large region that, in their experience, does not behave with consistent and predictable short-term sales trends based on weather. For example, the chart below shows the difference in comparable store sales performance between Southern California and Northern California during four week periods for the past three fiscal years. Accordingly, management of Jamba Juice Company does not believe that to characterize California's short-term sales performance as one homogenous market is appropriate or would provide meaningful data to current or future investors. Moreover, the results of short-term sales variances in individual geographic regions due to weather, do not accurately reflect the historical results or future prospects of the entire enterprise.

Accordingly, upon close consideration of comment number 23 in the Staff’s comment letter of July 25, 2006, and a broad review of how Jamba Juice Company intends to present its financial results in this and future public reports filed with the Securities and Exchange Commission, it was determined that reference to California same store sales was immaterial and may lead to investor confusion.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
October 12, 2006

14.	Please disclose the material terms of your agreement with Safeway regarding the store within a store format. Also, please clarify who will operate these stores and how many Whole Foods stores Jamba continues to operate.

We respectfully advise the Staff that the agreement with Safeway is not material to the business of Jamba Juice Company, and for that reason disclosure of the material terms of any agreement would be unwarranted. The reference to Safeway was provided as an example of Jamba Juice Company’s ‘‘store within a store’’ concept as opposed to disclosure of a material agreement or relationship. Therefore, we believe that to now include the material terms of Jamba Juice Company’s agreement with Safeway within MD&A would unnecessarily emphasize an immaterial aspect of the Jamba Juice Company business. In response to the Staff’s comment, we have revised page 64 to clarify our disclosure as follows:

‘‘Jamba Juice Company continues to believe in the viability of the ‘‘store within a store’’ concept. In this connection, in May 2005, Jamba Juice Company entered into a Pilot Agreement contemplating the opening of ten Jamba Juice Company kiosks within Safeway-owned grocery stores. Jamba Juice Company kiosks within Safeway-owned stores will be operated by Safeway employees. In June 2006 and September 2006, the pilot program was expanded to cover 21 kiosks in total. As of October 4, 2006, nine of the 21 kiosks are open. Jamba Juice Company anticipates that most of the remaining kiosks will open by the end of 2006 with the balance opening in early 2007.’’

Additionally, we refer the Staff to page 64 of the proxy statement which discloses that, as of June 27, 2006, there were 14 Jamba Juice stores operated by Whole Foods Market open and four operated by Jamba Juice Company.

15.	We note your response to prior comment 31 of our letter dated July 25, 2006, which was a reissue of comment 49 from our letter dated June 16, 2006. Please explain the meaning of ‘‘certain deferred revenue from Jamba Juice Company’s acquisition of Zuka Juice.’’ Tell us the amount of deferred revenue recognized in 2005 that relates to the acquisition of Zuka. Provide us with a full and complete explanation of the nature of the deferred revenue and your basis for recording it as revenue in 2005.

The deferred revenue represented liabilities to Zuka Juice franchisees for new store openings which were incurred when Jamba Juice Company acquired Zuka Juice in 1999. Through 2004, Jamba Juice Company believed that it had an obligation to these acquired franchisees. In 2005, Jamba Juice Company determined that it no longer had an obligation to these franchisees and as a result recognized $265,000 as revenue in 2005.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
October 12, 2006

16.	We note the sentence added to page 69 in response to our prior comment 32 of our letter dated July 25, 2006. Please expand MD&A to discuss the deferred tax asset as of the most recent balance sheet date and the material assumptions underlying your determination that the asset will be realized, including the period of time over which you are projecting profitable taxable income. If the asset’s realization is dependent on material improvements over present levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or nonroutine transactions, a description of these assumed future events, quantified to the extent practicable, should be furnished in MD&A.

We have revised the text in accordance with the Staff’s request. Please see page 67 where we have added the following language:

‘‘The deferred tax asset as of June 27, 2006 for Jamba Juice Company was $14.2 million. This asset represents differences between book and taxable income that will result in tax deductions in future years. Jamba Juice Company believes and expects that it will achieve pre-tax book income in the upcoming years. Jamba Juice Company has recorded pre-tax book income of $5.6 million, $2.1 million and $4.7 million in fiscal years 2006, 2005 and 2004, respectively. There are no material improvements over present levels of pre-tax income, material changes in the present relationship between income reported for financial and income reported for tax purposes or non routine transactions that Jamba Juice Company needs or expects in order to recognize the deferred tax asset.’’

Brand Extensions, page 105

17.	We note your response to prior comment 39 from our letter dated July 25, 2006. Please revise to clarify whether management has any future plans to extend its brand into ‘‘shelf-stable packaged goods.’’ Currently it appears as if you ‘‘may’’ do so and that you have not allocated any resources to exploring this opportunity. In light of this, your disclosure would appear speculative unless management has more definitive plans to explore this potential opportunity.

In response to the Staff’s comment, we deleted the reference to ‘‘shelf-stable packaged goods.’’ While Jamba Juice Company has plans to explore this opportunity, it is only in the initial stages of a pilot program and any disclosure at this time is premature.

Information About SACI, page 110

18.	We reissue prior comment 40 from our letter dated July 25, 2006. We continue to note the reference to the ‘‘length of time and associated expenses’’ associated with the merger. The company’s Form S-1 contemplated the possibility that the company would exist for 24 months before a business combination was completed. It has been just over 13 months since the IPO was completed. Please explain how this is an unexpected time delay. Also, please explain the ‘‘expense of preparing various regulatory filings’’ given the company was aware of the reporting requirements at the time of the Form S-1.

We have revised the text in accordance with the Staff’s request by adding the following language to our disclosure to further clarify the disclosure: ‘‘unanticipated events, restatements of SACI financial statements and related expenditures on advisors and continual updating of this document as time passes’’. Please see page 109.

19.	Please discuss in greater detail the potential liabilities and claims that may be offset from the trust account if the company dissolves and liquidates. Clarify the current cash balance outside of the trust account and state the current liabilities of SACI.

We have revised the text in accordance with the Staff’s request by adding the following language to our disclosure to further clarify the disclosure: ‘‘The derivative liability of $69.8 million relates

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
October 12, 2006

to a possible inability to register the exercise of SACI’s outstanding warrants and would be inapplicable if a business combination is not consummated. SACI believes that the balance of potential claims and liabilities it would incur, assuming dissolution was not completed until June 2007 and interest earned on the trust account between October 1, 2006 and June 30, 2007 of approximately $3.4 million, would be approximately $400,000 of income and franchise tax liabilities, resulting in an increase in the trust amount of $3.0 million. In addition to the above income and franchise tax liabilities, SACI expects to incur an aggregate of $350,000 for claims or liabilities that SACI’s initial officers and directors have agreed to indemnify the trust account against and an estimated aggregate of $1.5 million of liabilities to creditors who have waived their claims against the trust account. As of September 30, 2006, there are approximately $250,000 of unwaived and unindemnified claims against SACI and SACI has approximately $185,000 outside of the trust account with which to satisfy such claims.’’ Please see page 109.

Unaudited Pro Forma Condensed Financial Statements, page 125

20.	In the third paragraph on page 127 you state, ‘‘The total from pages 130 and 134, "Jamba Juice Pro Forma’ is carried over to pages 131 and 135.’’ The page numbers appear to be reversed in this disclosure as the totals from pages 131 and 135 are carried over to pages 130 and 134. Also, on pages 130 and 134, you title the ‘‘Jamba Juice Pro Forma’’ caption as ‘‘Jamba Juice’’. Please revise accordingly.

We have revised the text in accordance with the Staff’s request.

Directors and Management of SACI Following the Merger With Jamba Juice Company, page 144

21.	Disclose the business experience for Mr. Swette from 2002 to the present and for Mr. Martin-Busutil for the past five years. Include the beginning and ending dates for all employment disclosed and clarify the business of any entity that is not clear from the title of the company.

We have revised the text in accordance with the Staff’s request. Please see page 143.

Note that Mr. Swette currently is the Chairman of Burger King Corporation and has served as a board member of Burger King Corporation since 2002. He is also an investor and board member in Theladders.com, Madison Road Entertainment and CBL Partners.

Mr. Martin-Busutil is a consultant and has been teaching at the EADA Business School in Barcelona, Spain since 2002. In addition, he has also served as a visiting professor at Georgia Tech University in Georgia and The Citadel in Charleston, South Carolina at various times since 2002. Mr. Martin-Busutil served as Chairman and Chief Executive Officer of Carolina Video Vending LLC from 1998 through 2002.

22.	Provide the relevance of the reference to Mr. Martin-Busutil’s experience relating to more than 15 transactions for a total consideration of more than $1 billion or remove.

We have revised the text in accordance with the Staff’s request by removing the reference to Mr. Martin-Busutil’s experience relating to more than 15 transactions for a total consideration of more than $1 billion. Please see page 143.

23.	Please update the status of the negotiations with Ms. Lombard of the terms of the separation from the company.

Jamba Juice Company and Ms. Lombard agreed to a settlement for the terms of her separation from Jamba Juice Company on June 21, 2006. Accordingly, we have revised the text in accordance with the Staff’s request. Please see page 147.

24.	We note that Mr. Handley was appointed to the board of SACI. Clarify whether Mr. Handley will continue to remain a director after the business combination. If not, explain the reason for appointing Mr. Handley to the board.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
October 12, 2006

As discussed with Mr. Williamson of the Staff, Mr. Handley will not continue to remain a director of SACI after the business combination. Mr. Handley was appointed to the SACI board to comply with the listing requirements of the American Stock Exchange. Further, we have revised the text in accordance with the Staff’s request by adding the following to page 143 of the proxy statement:

‘‘In addition, upon completion of the merger, the following individuals, who are current directors of SACI, will not be continuing as directors of SACI: Thomas E. Aucamp, I. Steven Edelson, Nathaniel Kramer, Cris V. Branden and Richard L. Handley.’’

Financial Statements, page F-1

25.	Please revise to provide updated interim financial statements for Services Acquisition Corp. for the period ending June 30, 2006. Also, the updating requirement for the financial statements of Jamba Juice is dependent on the registrant’s eligibility for relief under Rule 3-01(c) of Regulation S-X. Given the registrant’s net loss of over $54 million during the six months ending June 30, 2006, it appears audited financial statements of Jamba Juice are now required for the year ending June 27, 2006.

In accordance with Rule 3-01(c) of Regulation S-X, we advise the Staff that audited financial statements of Jamba Juice Company for the year ending June 27, 2006 have been provided in the revised draft of the proxy statement.

Note 2 — Area Development Affiliations, page F-38

26.	In your response to prior comment 58 of our letter dated July 25, 2006, you state $1,250,000 was negotiated to be fair and reasonable based on an analysis and evaluation of the current and future potential of the Illinois market. As discussed in paragraph 9 and paragraphs B38 — B43 of SFAS 142, an intangible asset should be initially recognized and measured based on its fair value. Please clarify what amount management determined to be the fair value of the acquired development rights. It does not appear to be $1,250,000, considering the discount on the note of $207,500 and the entry to deferred revenue of $260,000.

*Please note that with respect to responses 26 through 33 below, we refer the Staff to the Midwest Developer Transaction Timeline which we have discussed with and previously submitted to the Staff and which is attached hereto as Annex A for the Staff's convenience.

Since Jamba Juice Company believes no intangible asset was created by acquisition of the development rights, the entry was not recorded in accordance with SFAS No. 142. Rather, Jamba Juice Company accounted for this transaction as a repossessed franchisee as described in paragraphs 18 and 19 of SFAS No. 45. Therefore, all remaining deferred revenue associated with the franchisee’s repossessed territory was reversed. For additional detail, please refer to journal entry number 21 in the Midwest Developer Timeline, which was supplementally provided to the Staff under separate cover.

27.	Please clarify whether you considered the note receivable collectable, on its own, without consideration of future offset against your note payable. Based on the reserve recorded prior to this transaction, it appears you considered payment doubtful. Explain how this relates to your consideration of the fair value of the development rights at the time of acquisition. In other words, if you considered offset of the notes receivable and payable to be likely at the time of the acquisition, it would appear that the negotiated fair value of the development rights was substantially less than $782,500.

At the time of acquisition, Jamba Juice Company did not consider the note receivable to be collectible and the fair value of the development rights was not considered as the Midwest

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
October 12, 2006

Developer was determined to be a repossessed franchisee and therefore accounted for as such in accordance with paragraphs 18 and 19 of SFAS 45.

28.	According to your response to prior comment 58 of our letter dated July 25, 2006, the first $250,000 installment was not paid in cash, but was recorded with a credit to accounts receivable from the Midwest Developer. Please clarify the account that was debited. You state this entry had no effect on the consolidated financial statements. Please explain why the forgiveness of this amount receivable did not result in expense or an asset related to the development rights.

The first $250,000 installment was recorded by Jamba Juice Company as a credit to Accounts Receivable and a debit to Note Receivable Reserve. The forgiveness of this loan was not recorded as an expense or an asset related to the development rights, since the transaction was recorded on a cash basis and was not initially recorded as revenue or an asset and the amount of the receivable had been fully reserved. For additional detail, please refer to journal entry number 18 in the Midwest Developer Timeline, which was supplementally provided to the Staff under separate cover.

29.	We note the bad debt reserve related to Heartland totaled $689,000 at the end of 2002, and a reserve of $503,000 existed when the $1 million note payable was recorded. However, bad debt expense recorded for transactions related to Heartland appears to have only been $262,000, based on your prior supplemental responses. Please tell us what account was debited when the remainder of the notes receivable reserve was established.

As further described immediately after journal entry number 16 to the Midwest Developer Transaction Timeline, the bad debt reserve for Heartland totaled $693,000 at the end of 2002 as opposed to the previously stated $689,000. Jamba Juice Company recognizes that this is a $4,000 difference from the $689,000 as previously provided, and believes that this immaterial difference resulted from an improper account reconciliation completed in 2002 and recently discovered as a consequence of the Staff’s comment.

Subsequent to fiscal 2002, Jamba Juice Company recorded an additional receivable and the related reserve of $60,000 (please refer to journal entry number 17 to the Midwest Developer Transaction Timeline) and applied the first installment of the Note referred to in comment number 28 above. This brought the balance of the receivable to $503,000. The Midwest Developer had contractual obligations to pay royalties and contribute to the advertising fund. Since by that time Jamba Juice Company was recording the transactions on a cash basis, no revenue was recorded when the receivables were booked. The reserve account was immediately credited at the time of the recording of the note receivable. The journal entry to account for the note payable for Jamba Juice Company’s acquisition of the Illinois market from the Midwest Developer is shown in journal entry number 21 to the Midwest Developer Transaction Timeline.

30.	Based on your response to prior comment 58 of our letter dated July 25, 2006, it appears the cost for the development rights related to the $1,000,000 note payable may have been $533,000, after accounting for the discount on the note and the reversal of deferred revenue, and that $503,000 was debited to remove the reserve on the note receivable from the developer. Please explain why the cost for the development rights was not recorded as expense or an asset related to the development rights. It would appear the reversal of a reserve on the note would be a separate transaction possibly involving an entry to bad debt expense. Provide an explanation of your accounting treatment. If you believe the impact of this accounting treatment on the financial statements is immaterial, please explain why.

As explained in the Midwest Developer Transaction Timeline, all transactions with the Midwest Developer were recorded on a cash basis since fiscal 2001. The cost of the development rights was

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
October 12, 2006

not recorded as an expense or an asset since the transaction was recorded on a cash basis. In conjunction with the cash basis of accounting, Jamba Juice Company also had not recorded an entry to bad debt expense upon the reversal of the reserve on the note as the initial recording of the note was entered as a debit to Notes Receivable and a credit to Notes Receivable Reserve (please refer to journal entry number 19 and number 20 to the Midwest Developer Transaction Timeline).

Jamba Juice Company believes that the accounting treatment of the transactions with the Midwest Developer best reflects the economics of the transactions and is in accordance with accounting for repossession of a franchisee.

31.	As discussed in prior comment 59 of our letter dated July 25, 2006, you recognized revenue of $2.8 million on a cash basis during 2004 and 2003 for providing employees to the Midwest Developer, including $250,000 in revenue recognized in 2004 in the entry to offset a portion of the note payable. This revenue was recognized while the developer owed you unpaid amounts relating to outstanding royalties and advertising. These amounts receivable were combined in a note, which appears to have totaled approximately $843,000 during 2003 and 2004, and there was no reserve. In your response to our comment, you state the note called for a specific payment schedule and this allowed you to identify which payments related to the note receivable versus new revenue being recognized on a cash basis. However, from your prior supplemental responses it does not appear that any payments were made on this note. Please provide us with the details of the payment schedule and discuss the actual payments, if any, made by the developer. Explain whether the developer was delinquent with respect to payments on the note and whether they were in default under the agreement. We repeat our request for you to explain why you believe it was appropriate to recognize revenue for the provision of employees while you had an unreserved note receivable from the party. Explain why the $250,000 note payment due in 2004 was recorded to revenue, rather than offset against the note receivable.

As described in further detail immediately after journal entry number 36 to the Midwest Developer Transaction Timeline, the balance of the note receivable at the 2004 fiscal year end was $621,750, not $843,000. Jamba Juice Company’s payments schedule allowed for it to identify which payments related to note receivable and which payments represented new revenue being recognized on a cash basis. Payments from the Midwest Developer totaled $80,000, $165,000 and $175,000, for fiscal 2003, fiscal 2004 and fiscal 2005, respectively. For additional detail on the timing of these cash receipts, please refer to journal entries 24, 35, and 39 in the Midwest Developer Transaction Timeline. Moreover, please note that the Midwest Developer was not delinquent with respect to its note or in default under the agreement.

Jamba Juice Company believes that it was appropriate to recognize revenue for the provision of employees since the amount of the note receivable was in effect fully reserved by our payable to the Midwest Developer. The note with the Midwest Developer provided Jamba Juice Company with the right to offset its note receivable with the note payable. To the extent that Jamba Juice Company’s note payable exceeded note receivable from the Midwest Developer, Jamba Juice Company recorded revenue.

Jamba Juice Company also recognizes that it erred in its previous response to the Staff, which disclosed that the $250,000 note was recorded to revenue. As stated in journal entry number 34 to the Midwest Developer Transaction Timeline, the $250,000 was actually recorded as a debit to Note Payable and a credit to Payroll Advances Receivable.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
October 12, 2006

32.	From your prior supplemental responses, it appears the $842,500 note receivable from the Midwest Developer was eliminated in 2005. It appears from your response to prior comment 58 that $288,000 of the note was forgiven in connection with your purchase of the eight stores in the Illinois market. Please tell us whether the developer paid the remainder of the note receivable or explain the accounting treatment in detail.

As described in response to comment number 31 above and immediately after journal entry number 36 to the Midwest Developer Transaction Timeline, the balance of the note receivable was $621,750. The $288,500, as described in journal entry number 37 to the Midwest Developer Transaction Timeline, was forgiven in connection with Jamba Juice Company’s purchase of the eight stores in the Illinois market. The Midwest Developer paid $175,000, as described in journal entry number 39 to the Midwest Developer Transaction Timeline.

33.	In your response to prior comment 62 of our letter dated July 25, 2006, you state, ‘‘To the extent the note payable balance exceeded the note receivable at the end of each fiscal year, this amount was recorded as a credit to Franchise Revenue and a debit to the note receivable. This netted the note receivable and note payable balances to zero.’’ Please tell us the balances of the notes payable and receivable at the inception of the note payable and as of each fiscal year-end and the amount of revenue recognized each year as a result of this treatment. Explain the underlying causes of the changes in the balances, since it appears they did not result from payments on the note receivable. It appears this $465,000 in revenue is in addition to the $2.8 million in revenue recognized from cash payments by the developer. As such, explain how this treatment is consistent with your stated accounting policy of recognizing revenue on a cash basis.

Jamba Juice Company respectfully refers to the following pages of the Midwest Developer Transaction Timeline for year end balances:

FYE 2000	p.2	FYE 2003	p.9
FYE 2001	p.4	FYE 2004	p.10
FYE 2002	p.5	FYE 2005	p.12

As described in response to comment number 31 above, payments on the note were $80,000, $165,000 and $175,000, for fiscal 2003, fiscal 2004 and fiscal 2005, respectively.

Financial Statements, page F-56

34.	We note your August 9, 2006, letter to Ms. Carol Stacey, in the Division of Corporation Finance Office of Chief Accountant, requesting a waiver with respect to audited 2003 financial statements for JJC Florida and audited 2003 financial statements and unaudited 2004 and 2005 financial statements for JJC Hawaii. While this request is pending, we re-issue our previous comment 65.

In accordance with Rule 3-01(c) of Regulation S-X, audited financial statements of Jamba Juice Company for the year ended June 27, 2006 have been included in the revised draft of the proxy statement. As a result, audited 2003 financial statements for JJC Florida and JJC Hawaii are not required. Jamba Juice Company has provided summarized financial statements for JJC Florida and JJC Hawaii for fiscal 2006, fiscal 2005 and fiscal 2004 in footnote 2 on page F-37.

35.	We re-issue prior comment 66 of our letter dated July 25, 2006 as we could not find the requested revisions.

We note that previous comment #66 in the Staff’s letter dated July 25, 2006 asks for revisions to the balance sheets of the joint ventures to break out member contributions and accumulated deficit from total members’ equity, in accordance with Article 5-02.31 of Regulation S-X.

Jamba Juice Company notes that the audit firm for JJC Florida cannot issue audited financials to show the break out of member contributions and accumulated deficit for member’s equity since it

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
October 12, 2006

did not audit, and therefore, cannot opine on the balances for the break out of the line items. Jamba Juice Company refers the Staff to Footnote 7 of JJC Florida’s 2005 audited financial statements on page F-63 which shows members’ equity by contribution and accumulated deficit.

Form 10-KSB/A as of December 31, 2005

36.	We note your response with respect to prior comment 70 of our letter dated July 25, 2006 stating the option to purchase 750,000 shares is considered an equity instrument since the ‘‘underlying shares do not need to be registered, and all other criteria to be accounted for as an equity instrument have been fulfilled.’’ Given that the unit purchase option and the underlying units are registered at the time of effectiveness, it appears you will be required to deliver a current prospectus at the time the unit purchase option is exercised and units are delivered to the holder. In light of this fact, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you will be required to record the fair value of the unit purchase option as a liability at each balance sheet date, with changes to fair value reported on the income statement. Please tell us how you have considered the guidance in EITF 00-19 in your accounting for the unit purchase option. If you conclude liability classification is appropriate, explain the method and assumptions you will use to calculate the fair market value of the options.

We note the Staff’s comment that the unit purchase option itself should have been evaluated under the applicable derivative literature rather than separating the option into two components. Although the unit purchase option and the underlying units were registered at the time of effectiveness of our original registration statement, we do not believe that the underlying units should be recorded as a liability pursuant to EITF 00-19 since we do not believe that there is a requirement that the Company deliver a current prospectus at the time the unit purchase option is exercised and units are delivered to the holder. However, we are currently engaged in a dialogue with the Staff with a view to determining whether the unit purchase options should be accounted for under EITF 00-19 and have deferred any necessary amendment until that determination is made. We want to avoid confusion in the market by not doing amendments on top of amendments.

37.	We note a volatility of 41% was used to calculate the fair value of the unit purchase option as of each balance sheet date from September 30, 2005, through June 30, 2006. Please explain why this estimate has not changed, particularly for periods subsequent to the March 10 merger agreement with Jamba Juice. Please clarify whether the estimated volatility of 41% was calculated using the average of the volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies’ operating histories. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

After further review of the literature, SACI calculated volatility indexes for each measurement date as described below.

The volatility index was calculated according to paragraph A22 of SFAS 123R. This represents an average of the volatility using daily closing prices for nine comparable companies. Since SACI’s initial S-1 filing stated that the target industry for SACI’s acquisition would be in the service industry, all comparable companies used in the average are in the service industry. The average market cap is $269 million, which approximates SACI’s expectations for the market cap of SACI after an acquisition. The volatility index calculated for the individual companies used five years of

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
October 12, 2006

history where available. A volatility index was calculated for each sample company for each measurement date and each remaining term. SACI used the average of the volatility indexes calculated. One of the nine companies selected had only 20 months as a public entity, therefore the 20-month price history was used for this company. Had SACI used the price history for the time equal in length of the remaining term of the option, the difference would have been immaterial.

	Market Cap (in millions)	Dec-05	Sep-05	Jun-05	Dec-05	Sep-05	Jun-05
Term		4.5 yrs	4.75 yrs	5 yrs	3.5 yrs	3.75 yrs	4 yrs
ACE Cash Express	410	38.4%	42.3%	43.8%	37.7%	39.2%	38.7%
Angelica Corp	171	31.2%	31.3%	32.1%	29.2%	28.3%	29.8%
Barrett Business Services	208	76.7%	76.2%	76.9%	73.0%	72.9%	79.6%
Coinmach Service Corp	881	14.1%	13.7%	15.3%	14.2%	13.9%	15.4%
GP Strategies Inc.	119	44.7%	47.2%	55.2%	31.1%	35.5%	46.6%
LML Payment Systems	104	67.8%	69.1%	85.2%	67.6%	69.9%	69.0%
Learning Tree International	144	36.7%	48.7%	56.3%	34.7%	37.0%	37.4%
Team Inc	220	40.2%	43.7%	49.8%	38.0%	38.4%	40.7%
Mac-Gray Corp	160	26.1%	26.8%	31.4%	24.7%	26.7%	26.3%
	269	41.8%	44.4%	49.5%	38.9%	40.2%	42.6%

By March 31, 2006, SACI had entered into a merger agreement with Jamba Juice Company. SACI therefore, selected comparable companies that were in the specific fast food service industry in order to calculate a volatility index to be used in the Black-Scholes models. Had SACI used the price history for the time equal in length of the remaining term of the option, there would have been no difference in the valuation since the resulting valuation using Black-Scholes was lower than the relative fair value based on the quoted market prices of the underlying shares. SACI therefore used the relative fair value. The below table shows the individual volatility indexes at two measurement dates using two different periods of measurement. One was used to value the warrant and the other to value the option.

Volatility

	Market Cap	Jun-06		Mar-06
Period measured		3 yrs	4 yrs	3.25 yrs	4.25 yrs
BJ's Restaurants	590	37.6%	41.2%	38.6%	42.9%
California Pizza Kitchen	603	33.2%	37.5%	35.2%	39.6%
Jones Soda Company	178	61.1%	101.7%	78.2%	103.2%
Krispy Crème Doughnut	565	57.5%	53.6%	55.2%	52.3%
Peet's Coffee and Tea	409	32.2%	36.9%	32.6%	39.3%
Red Robin Gourmet Burgers	757	42.4%	44.2%	44.0%	45.2%
Average		44.0%	52.5%	47.3%	53.7%

38.	Please explain why you have not amended the Form 8-K dated July 6, 2005, to provide revised financial statements reflecting the treatment of the warrants and unit purchase option under EITF 00-19.

We are currently engaged in a dialogue with the Staff with a view to determining whether the unit purchase options should be accounted for under EITF 00-19 and have deferred such amendment until that determination is made. We want to avoid confusion in the market by not doing amendments on top of amendments.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director
Securities and Exchange Commission
October 12, 2006

Form 8-K, filed August 3, 2006

39.	Please file validly executed exhibits 10.1, 10.2 and 10.3. These extensions should also be included as annexes to the proxy statement.

As discussed with Jay Williamson and Pam Howell of the Staff, we have filed a Form 8-K/A with respect to the Form 8-K, filed August 3, 2006. In addition, we have included the relevant extensions to the merger agreement and securities purchase agreements as annexes to the proxy statement.

Sincerely,
/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	Steven Berrard, Chief Executive Officer Services Acquisition Corp. International

Babette Cooper
Securities and Exchange Commission

Jay Williamson
Securities and Exchange Commission

Todd E. Mason

Ivan K. Blumenthal

Annex A

Midwest Developer Transaction Timeline

Background: Jamba Juice Company (the ‘‘Company’’) as part of its franchising business sells territory development rights to developers. These rights grant the developer exclusive rights to build Jamba Juice stores in a specific geographical area. An area developer will pay two types of fees, territory development fees and front end franchise fees. Territory development fees are paid to the Company as part of an agreement to open and operate a specific number of stores in a specified territory. The amount of the fee is based on the number of stores to be opened pursuant to the development agreement and secures the territory for exclusivity during the development period. This fee is due at the time the development agreement is executed. Recognition of this fee is deferred and it is recognized at the time the store opens.

The Company also charges a ‘‘front end’’ franchise fee. The front end franchise fees are paid for every store a franchisee or area developer opens. This fee is for providing operational materials, new store opening planning and functional training courses. It is due at the time the franchise agreement for each store is executed. This fee is also recognized as revenue when the store opens.

Transactions with Midwest Developer:    Below is a specific listing and description of all the transactions that occurred between Midwest Developer and the Company from 1999 – 2005:

Fiscal 1999

In 1999, the Company sold the development right for 50 stores to an area developer (‘‘Midwest Developer’’) for the Chicago, Minneapolis, and Milwaukee markets. The purchase price for this territory was $500,000 and was allocated to the stores expected to be opened in each of the markets as follows: Chicago $350,000, Minneapolis $130,000 and Milwaukee $20,000.

The Midwest Developer also agreed to pay the Company a front end franchise fee of $12,500 for each of the first 25 stores and a $7,500 fee per store for the second 25 stores to be opened.

The Company received $500,000 upon the signing of the development agreement. The entry recorded upon sale of the franchise right and the receipt of the cash was as follows:

	Account Description	Financial Statement Line	Dr	Cr
1.	Cash	Cash	$500,000
	Deferred Territory – S/T	Deferred Fran Revenue		$80,000
	Deferred Territory – L/T	Deferred Fran Revenue		$420,000

To record deferred revenue for territory development fees collected in advance.

During fiscal 1999 no stores were opened and no further activity occurred.

Fiscal 2000

During fiscal year 2000, the Midwest Developer opened up eight stores. With the opening of those eight stores, the Company recorded the following entries:

	Account Description	Financial Statement Line	Dr	Cr
2.	Deferred Territory	Deferred Fran Revenue	$80,000
	Territory Revenue	Franchise Revenue		$80,000

To record the recognition of revenue from the territory development fee for the eight opened stores.

	Account Description	Financial Statement Line	Dr	Cr
3.	Cash	Cash	$100,000
	Deferred Front End Fees	Deferred Fran Revenue		$20,000
	Front End Fee Revenue	Franchise Revenue		$80,000

The Company recorded revenue on the straight line basis for front end fees [$10,000 per store]. Cash collected for front end fees was to be paid $12,500 for the first 25 stores and $7,500 for the second twenty five stores.

1

In fiscal 2000, the Company invoiced for royalty and advertising. All transactions with Midwest Developer were being recorded on the accrual basis at this time as the Company believed that such amounts would be collected timely.

	Account Description	Financial Statement Line	Dr	Cr
4.	Accounts Receivable	Accounts Receivable	$167,000
	Royalty Revenue	Franchise Revenue		$102,000
	Advertising Contribution	Other operating expense		$65,000

Royalties and advertising from Midwest Developer recorded on the accrual basis.

5.	Cash	Cash	$85,000
	Accounts Receivable	Accounts Receivable		$85,000

Cash payments received from Midwest Developer.

The Company’s balance sheet reflected the following balances at fiscal 2000 year end related to the Midwest Developer:

Accounts Receivable	Accounts Receivable	$82,000
Deferred Fran Revenue	Deferred Fran Revenue		$440,000

Fiscal 2001

Midwest Developer opened seven stores in 2001. The Company billed and recorded front end fee revenue related to these stores in 2001 as well as recognized additional territory revenue.

	Account Description	Financial Statement Line	Dr	Cr
6.	Deferred Territory	Deferred Fran Revenue	$70,000
	Territory Revenue	Franchise Revenue		$70,000

Entry is to record the recognition of revenue for the seven opened stores in 2001.

	Account Description	Financial Statement Line	Dr	Cr
7.	Cash	Cash	$87,500
	Deferred Front End Fees	Deferred Fran Revenue		$17,500
	Front End Fee Revenue	Franchise Revenue		$70,000

The Company recorded revenue on the straight line basis for front end fees [$10,000 per store]. Cash collected for front end fees was to be paid $12,500 for the first 25 stores and $7,500 for the second twenty five stores

In fiscal 2001, the Company invoiced for royalty and advertising. At the beginning of fiscal year 2001 the Company accounted for transactions with Midwest Developer on the accrual basis.

	Account Description	Financial Statement Line	Dr	Cr
8.	Accounts Receivable	Accounts Receivable	$209,000
	Royalty Revenue	Franchise Revenue		$134,000
	Advertising Contribution	Other operating expense		$75,000

Royalties and advertising contributions from Midwest Developer recorded on the accrual basis.

9.	Cash	Cash	$29,000
	Accounts Receivable	Accounts Receivable		$29,000

Cash payments received from Midwest Developer

As the year continued, it became apparent to the Company that the collection of outstanding balances from the Midwest Developer was in doubt. As they became delinquent in their payment obligations,

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the Company recorded a reserve on its total outstanding receivable.

10.	Bad Debt Expense	Other operating expense	$262,000
	Accounts Receivable Reserve	Accounts Receivable		$262,000

To reserve outstanding accounts receivable.

Based on the Company’s history with Midwest Developer, it was also decided that future royalty and advertising contributions with this Company should be recorded on the cash basis. The following entry records the subsequent royalty and advertising contributions to the accounts receivable balance and fully reserves all amounts due from the Midwest Developer.

	Account Description	Financial Statement Line	Dr	Cr
11.	Accounts Receivable	Accounts Receivable	$114,000
	Accounts Receivable Reserve	Accounts Receivable		$114,000

To record royalty receivable and related reserve, as revenue was being recorded on a cash basis.

At the end of fiscal 2001 the Company’s balance sheet only included deferred revenue of $382,500 related to the Midwest Developer’s unopened stores. The revenue from the Midwest Developer was fully reserved.

The Company’s balance sheet reflected the following balances at fiscal 2001 year end related to the Midwest Developer:

Accounts Receivable	Accounts Receivable	$376,000
Accounts Receivable Reserve	Accounts Receivable		$376,000
Deferred Fran Revenue			$387,500

Fiscal 2002

With delinquencies growing from Midwest Developer, the Company decided to restructure their agreement partially forgiving accounts receivable and rolling the remaining outstanding Accounts Receivable into a note which was immediately fully reserved. The note called for specific payments based upon a payment schedule and accrued interest. The entry to record this transaction was as follows:

	Account Description	Financial Statement Line	Dr	Cr
12.	Accounts Receivable Reserve	Accounts Receivable	$146,000
	Accounts Receivable	Accounts Receivable		$146,000

To record the partially forgiveness of accounts receivable. This had no financial statement impact as balance had been fully reserved.

13.	Note Receivable	Accounts Receivable	$230,000
	Accounts Receivable	Accounts Receivable		$230,000

To record the origination of the note receivable.

14.	Accounts Receivable Reserve	Accounts Receivable	$230,000
	Note Receivable Reserve	Accounts Receivable		$230,000

To record the reserve on the note receivable.

The Company also recorded a small amount of revenue for cash that was actually collected, since royalties and advertising were recorded on the cash basis.

3

	Account Description	Financial Statement Line	Dr	Cr
15.	Note Receivable Reserve	Accounts Receivable	$28,000
	Cash	Cash	$28,000
	Note Receivable	Accounts Receivable		$28,000
	Royalty Revenue	Franchise Revenue		$11,000
	Advertising Contribution	Other operating expense		$17,000

To record the franchise revenue to the extent cash was received

16.	Note Receivable	Accounts Receivable	$491,000
	Note Receivable Reserve	Accounts Receivable		$491,000

To record royalty receivable and related reserve for the full amount

The Company’s balance sheet reflected the following balances at fiscal 2002 year end related to the Midwest Developer:

Note Receivable	Accounts Receivable	$693,000
Note Receivable Reserve	Accounts Receivable		$693,000
Deferred Fran Revenue			$387,500

Fiscal 2003

The Company continued to record the royalty and advertising contributions to the accounts receivable balance and fully reserved all amounts due from the Midwest Developer. The following entry records the royalty and advertising contributions due from the Midwest Developer from the start of fiscal 2003 (July 2002) up until the next Restructuring Agreement (September 2002).

	Account Description	Financial Statement Line	Dr	Cr
17.	Notes Receivable	Accounts Receivable	$60,000
	Notes Receivable Reserve	Accounts Receivable		$60,000

To record royalty receivable and related reserve for the full amount

A second Midwest Restructuring Agreement (the ‘‘MRA’’) was negotiated in fiscal 2003. It was prompted by Midwest Developer’s continued inability to meet its obligations to the Company, its need for capital and the need to implement stronger measures in order to protect the Jamba Juice brand in the markets in which Midwest Developer was operating. The key elements of this second restructuring involved (i) the purchase by the Company of the exclusive development rights in the Chicago market in exchange for a Note Payable by the Company to Midwest Developer for $1,250,000 ($250,000 due at closing and the remainder over four years), (ii) restructuring of the Note Receivable with respect to Midwest Developer’s payment obligations, (iii) retention of the Company to manage Midwest Developer’s stores in each of its three designated market areas, terminable by either party on thirty days’ notice, and authorizing, but not requiring, the Company to make advances to cover operating expenses and (iv) creation of a right, commencing in 2007, of Midwest Developer to ‘‘put’’ all of its stores in each of its designated markets to the Company, and the Company to call these stores from Midwest Developer. Due to the distressed situation of the Midwest Developer and the interrelated relationship between the Company and the Midwest Developer, the Company determined that accounting for the transaction at stated value was not appropriate in this circumstance since this was not an arms-length transaction. The Company accounted for this transaction as a repossessed franchisee as described in paragraphs 18 and 19 of SFAS No. 45. The following series of entries followed the cash basis of accounting.

As part of the MRA with Midwest Developer, Jamba Juice was to pay $1,250,000, of which $250,000 was to be paid on closing. This payment was waived by Midwest Developer in exchange for a reduction in their Note Payable to Jamba Juice for prior past due balances. The Company recorded this transaction as follows (the application of this payment did not have any financial statement impact):

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	Account Description	Financial Statement Line	Dr	Cr
18.	Note Receivable Reserve	Accounts Receivable	$250,000
	Accounts Receivable & NR	Accounts Receivable		$250,000

To net the first $250k payment against the Note Reserve

In addition to the entry above, the Company as part of the MRA rolled additional outstanding AR balances into a new note. The new note accrued interest at 4% and had a specific payment schedule. The entry to adjust the note to its carrying value was as follows:

19.	Note Receivable	L/T Assets	$503,000
	Accounts Receivable & NR	Accounts Receivable		$503,000

As part of the Illinois Rights acquisition, the Company agreed to roll the past due A/R and remaining promissory note to a new note receivable. This entry is the reclass of Midwest Developer A/R to N/R from unpaid royalties and advertising contributions

20.	Note Receivable Reserve	Accounts Receivable	$503,000
	Accounts Receivable Reserve	L/T Assets		$503,000

This entry is to reclass this A/R reserve to a Note Receivable reserve.

The Company then recorded the following transaction to account for the following (i) recording of the remaining Note Payable, (ii) record the NPV on the note, (iii) reduction of deferred revenue for the stores that Midwest Developer will no longer be allowed to develop in Illinois, (iv) reduce the note receivable reserve as the terms of the note payable to the Midwest Developer for the territory rights allowed the Company the right to off-set against note receivable for past due balances and (v) expense the remainder amount.

21.	Contra – NPV calc	L/T Assets	$207,500
	Deferred Revenue	Deferred Fran Revenue	$260,000
	N/R reserve	L/T Assets	$503,000
	Other expense	General and Administrative	$29,500
	Note Payable	L/T Assets		$1,000,000

To record note payable on acquisition of market

As a result, immediately following this transaction, the Company’s balance sheet reflected a net payable of $289,000 to the Midwest Developer.

As part of the MRA, the Company entered into a Management Agreement whereby the Company hired and managed employees to run the Midwest Developers stores. The Company recorded payroll expense for the Company employees that worked in the Midwest Developer stores. Since the Company was recording transactions with the Midwest Developer on a cash basis, revenue related to these employees was recorded to the extent that cash was received. The Company recorded a loss of approximately $600,000 to support the Midwest Developer’s operations as cash paid to the employees by the Company exceeded reimbursements from the Midwest Developer.

	Account Description	Financial Statement Line	Dr	Cr
22.	Payroll Expense	Franchise Support Expense	$2,040,000
	Cash	Cash		$2,040,000
	Cash	Cash	$1,150,000
	Payroll Revenue	Franchise Revenue		$1,150,000

To record payroll paid by Jamba for Midwest Developer employees and revenue to the extent cash was received.

The Company also adjusted its note receivable to the extent that the offset rights could be recorded (Note payable in excess of note receivable) for payroll advances not received.

5

	Account Description	Financial Statement Line	Dr	Cr
23.	Note Receivable	L/T Assets	$289,500
	Payroll Revenue	Franchise Revenue		$289,500

The $289,000 represents recognition to the extent of the offset rights. [$1,000,000 note payable less NPV discount of $207,500=$792,500 or total available for offset. $792,500 less $503,000 offset from note receivable at time of transaction=$289,500 available to offset shortfall from payroll reimbursement]

The Company did receive certain cash payments from Midwest Developer for admin fees, royalties, advertising contribution and the payment of the note.

	Account Description	Financial Statement Line	Dr	Cr
24.	Cash	Cash	$80,000
	Note Receivable	L/T Assets		$80,000

To record cash received against note receivable

25.	Note Receivable	L/T Assets	$80,000
	Royalty Revenue	Franchise Revenue		$66,000
	Interest income	Interest expense, net		$14,000

Record the revenue to extent of cash received and new amounts added to note which was still fully offset by the note payable.

Midwest Developer opened one additional store in fiscal 2003. The Company billed and received front end fee revenue related to this store as well as recognized additional territory revenue.

	Account Description	Financial Statement Line	Dr	Cr
26.	Deferred Territory – S/T	Deferred Fran Revenue	$10,000
	Territory Revenue	Franchise Revenue		$10,000

Entry is to record the recognition of revenue for the additional store opened.

27.	Deferred Front End Fees	Deferred Fran Revenue	$10,000
	Front End Fee Revenue	Franchise Revenue		$10,000

As Heartland had closed one store in Illinois this fiscal year, they were given a partial transfer of the front end fee with opening this new store. The Company recorded $10,000 revenue on the store with $10,000 debit to deferred revenue.

28.	Cash	Cash	$116,000
	Accounts Receivable	Accounts Receivable	$55,000
	Royalty Revenue	Franchise Revenue	$61,500
	Advertising Contribution	Other operating expense		$177,000
	Interest income	Interest expense, net		$27,000
	Payroll Revenue	Franchise Revenue		$22,500
	Admin Revenue	Franchise Revenue		$6,000

Entry to record miscellaneous cash receipts and in recognition of revenue.

The Company recognizes that the accounts receivable of $55,000 was recorded in error as the Company was accounting for transactions with the Midwest Developer on the cash basis at this time. However, the impact of the $55,000 is deemed immaterial to financial statements as a whole.

6

The Company’s balance sheet reflected the following balances at fiscal 2003 year end related to the Midwest Developer:

Accounts Receivable	Accounts Receivable	$55,000
Note Receivable	L/T Assets	$792,500
Note Payable	L/T Assets		$1,000,000
Contra – NPV calc	L/T Assets	$207,500
Deferred Fran Revenue			$107,500

Fiscal 2004

Midwest Developer opened 1 store in Minneapolis in 2004. The Company billed and received front end fee revenue related to this store in 2004 as well as recognized additional territory revenue.

	Account Description	Financial Statement Line	Dr	Cr
29.	Deferred Territory – S/T	Deferred Fran Revenue	$10,000
	Territory Revenue	Franchise Revenue		$10,000

Entry is to record the recognition of revenue for the additional store opened.

30.	Cash	Cash	$12,500
	Deferred Front End Fees	Deferred Fran Revenue		$2,500
	Front End Fee Revenue	Franchise Revenue		$10,000

The Company recorded revenue on the straight line basis for front end fees.

During fiscal 2004, the Company continued to employ and manage the Midwest Developer’s stores. The Company recorded a loss of approximately $1,900,000 to support the Midwest Developer’s operations as cash paid to employees exceeded the cash received from the Midwest Developer.

31.	Payroll Expense	Franchise Support Expense	$3,604,000
	Cash	Cash		$3,604,000
	Cash	Cash	$1,553,000
	Payroll Revenue	Franchise Revenue		$1,553,000

To record payroll paid by Jamba for Midwest Developer employees and revenue to the extent cash was received.

The Company also adjusted its Note Receivable to the extent that the offset rights could be recorded (Note Payable in Excess of Note Receivable) for payroll advances not received.

	Account Description	Financial Statement Line	Dr	Cr
32.	Note Receivable	L/T Assets	$153,000
	Payroll Revenue	Franchise Revenue		$153,000

The $153k represents recognition to the extent of the offset rights.

The Company recorded interest expense for the amortization of the note payable NPV balance.

33.	Interest Expense	Interest expense, net	$79,250
	Contra – NPV calc	L/T Assets		$79,250

To record 13 periods of amortization on the contra asset for the NPV on the note payable

As part of the fiscal 2003 purchase agreement for the Illinois development rights, the Company owed $250,000 on the first anniversary of the note payable. However as Midwest Developer still owed the

7

Company significant amounts from the note receivable and un-reimbursed payroll expense this payment was not made in cash. The Company exercised its right of offset against amounts receivable. The entry to reduce the note payable was credited against un-reimbursed payroll advances.

	Account Description	Financial Statement Line	Dr	Cr
34.	Note Payable	L/T Assets	$250,000
	Payroll advances receivable	L/T Assets		$250,000

The Company received payments on the note receivable and additional cash payments for admin fees, franchise royalties, advertising contributions and interest receivable on the note. The related revenue was recorded on a cash basis as received.

35.	Cash received for note	Cash	$165,000
	Cash received for AR	Cash	$261,500
	Admin Revenue	Franchise Revenue		$73,000
	Royalty Revenue	Franchise Revenue		$219,000
	Advertising Contribution	Other operating expense		$111,000
	Interest Income	Interest expense, net		$23,500

To record revenue to the extent cash was received.

36.	Cash	Cash	$135,750
	Accounts Receivable	Accounts Receivable		$62,000
	Note Receivable	L/T Assets		$73,750

To record additional cash receipts.

The Company’s balance sheet reflected the following balances at fiscal 2004 year end related to the Midwest Developer:

Note /PR Receivable	L/T Assets	$621,750
Note Payable	L/T Assets		$750,000
Contra – NPV calc	L/T Assets	$128,250
Deferred Fran Revenue			$100,000
Accounts Receivable	Accounts Receivable		$7,000

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Fiscal 2005

In fiscal 2005, the Company purchased the 8 stores in the Chicago market owned and operated by the Midwest Developer. The Company paid $956,000 in cash for the stores. The agreement stipulated a purchase price of $2,600,000, with offsets being taken for the accumulation of payroll related accounts receivable owed by the Midwest Developer. However, consistent with the accounting treatment with the purchase of the development rights in fiscal 2003, the purchase entry was only recorded on the basis of actual cash paid. The remaining $750,000 due on the note payable to the Midwest Developer for the Illinois development rights was also credited against the purchase price of the stores.

	Account Description	Financial Statement Line	Dr	Cr
37.	Note Payable	L/T Assets	$750,000
	Fixed Assets	PP&E, net	$832,650
	Inventory	Inventory	$53,250
	Operating Fund	Cash	$13,000
	Lease Deposits	L/T Assets	$20,500
	Deferred Rent	Deferred Rent & L/T Liab.	$6,800
	Contra NPV	L/T Assets		$128,250
	Note Receivable	L/T Assets		$288,500
	Payroll advance	L/T Assets		$240,750
	Bonus & Vacation Accrual	Accrued compensation		$38,000
	Accounts Receivable	Accounts Receivable		$24,250
	Other expense	Other operating expense		$1,000
	Cash	Cash		$955,450

Following the purchase of the 8 stores in Chicago, the Company continued to employ and manage the Midwest Developer’s stores in the Minneapolis market. Payroll expense was recorded for the employees provided by the Company to Midwest Developer. Revenue was recorded for the amount reimbursed in cash.

	Account Description	Financial Statement Line	Dr	Cr
38.	Payroll Expense	Franchise Support Expense	$460,000
	Cash	Cash		$460,000
	Cash	Cash	$460,000
	Payroll Revenue	Franchise Revenue		$460,000

To record payroll paid by Jamba for Midwest Developer employees and revenue to the extent cash was received.

The Company received payments on the remaining note receivable and additional cash payments for admin fees, franchise royalties, advertising contributions and interest receivable on the note. The related revenue was recorded on a cash basis as received.

39.	Cash payments for note	Cash	$175,000
	Cash received for AR	Cash	$29,000
	Admin Revenue	Franchise Revenue		$34,000
	Royalty Revenue	Franchise Revenue		$110,000
	Advertising Contribution	Other operating expense		$55,000
	Interest Income	Interest expense, net		$5,000

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To record revenue to the extent cash was received.

40.	Cash	Cash	$34,250
	Accounts Receivable	Accounts Receivable	$60,750
	Note /PR Receivable	L/T Assets		$92,500
	Deferred Front End Fees	Deferred Fran Revenue		$2,500

Entry to net out Midwest Developer accounts.

The Company’s balance sheet reflected the following balance at fiscal 2005 year end related to the Midwest Developer:

Deferred Fran Revenue	$102,500

Fiscal 2006

There have been no subsequent transactions or changes to the Company’s accounting policies and practices with the Midwest Developer. Payroll expense is recorded as incurred. Payroll revenue is recorded upon receipt of cash. Administrative revenue, royalties and advertising contributions are recorded when cash is received.

Summary

Since the start of the transaction in 1999, the Company paid the Midwest Developer $2.0 million in cash (net of amounts received from the Midwest Developer) and recorded this as $1.2 million of expense and $0.8 million of fixed assets.

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